Exhibit 10.1

September 1, 2006

Mr. John T. Kurtzweil
2109 Far Gallant Drive
Austin, TX  78746

Dear John:

It is my pleasure to extend to you an offer of employment with Cree, Inc. at our principal offices in Durham, North Carolina.  With your skills, qualifications and enthusiasm, we are excited about the prospect of you joining the Cree team!  Our offer is as follows:

TITLE:  You will be employed by Cree, Inc. (the “Company”) as its Executive Vice President- Finance, Chief Financial Officer, and Treasurer.

REPORTING RELATIONSHIP:  You will be reporting directly to Chuck Swoboda in his role as Chief Executive Officer (CEO).

COMPENSATION:  You will receive an annual base salary of $350,000 to be paid in accordance with the Company’s standard payroll practices in effect from time to time.  Our payroll is currently paid on a bi-weekly basis.  Your base salary will be reviewed by the Compensation Committee on an annual basis, beginning September 2007.

SIGN ON BONUS:  You will be paid a sign-on bonus of $62,000 within sixty (60) days following your start date.  If you voluntarily resign or your employment is terminated for cause within twelve (12) months of your start date, you will be obligated to repay the Company the amount you received on account of the sign-on bonus, less one-twelfth of such amount for each full month of employment that you have completed.  If repayment is necessary, your total earnings for the year will be adjusted to reflect the forfeiture of part or all of the sign-on bonus, as applicable, after receipt of the amount due.

MANAGEMENT INCENTIVE COMPENSATION PLAN:  You will be eligible to participate in the Company’s Management Incentive Compensation Program (MICP) with an annual target award level of 50% of your base salary.  The actual amount of the MICP incentive payment will be determined based on meeting objectives tied to quarterly (weighted at 40%) and annual (weighted at 60%) performance goals set in accordance with the plan document.  Your performance measurement against individual goals during the first four fiscal quarters of participation (Q2FY07 through Q1FY08) will be deemed to be 100%, without regard to actual results.  Your award amount for such quarters will otherwise be determined in accordance with the terms of the plan document.  You will begin participating in the MICP on the later of your actual start date or the first day of the second quarter of Cree’s 2007 fiscal year, with prorated eligibility for all award periods during which you are not employed for the entire award period.  Your participation in the MICP is subject to review and approval of the Compensation Committee annually.

START DATE:  Your start date will be September 29, 2006, or such other date as agreed by you and the CEO.

EQUITY PROGRAM:  You will be eligible to receive long-term incentive awards from time to time subject to terms and conditions established by the Compensation Committee, the underlying long-term incentive plan document, and the Company’s terms and conditions for the applicable type of award, including vesting criteria such as continued service or performance objectives.  Initially, you will be granted an option to purchase 70,000 shares of the Company’s common stock at a purchase price equal to the fair market value on the grant date, determined as the last sale price reported for the regular trading session on the Nasdaq Stock Market on the grant date (or, if the grant date is not a trading day, the last day of regular trading preceding the grant date).  You will also be granted 20,000 shares of restricted stock. Both the option grant and the restricted stock award will be made pursuant to the Company’s 2004 Long-Term Incentive Compensation Plan (the “Plan”).  The grant date for both awards will be the first business day of the calendar month following the first day of your employment.  The option will be a nonqualified stock option and will vest over a three-year period in equal installments on each anniversary of the grant date so long as you remain employed with the Company or a related Employer under the Plan.  The restricted stock award will vest over a five-year period in equal installments beginning on September 1, 2007 and on each anniversary of such date so long as you remain employed with the Company or a related Employer under the Plan.  The option will be subject to the provisions of the Plan and the Cree, Inc. Master Stock Option Award Agreement to be entered into by you and the Company.  The restricted stock award will be subject to the provisions of the Plan and the Cree, Inc. Master Restricted Stock Award Agreement to be entered into by you and the Company.  Copies of these agreements have been provided to you under separate cover.

BENEFITS:  You will be eligible to participate in all benefit plans offered to Company employees generally, subject to applicable service periods and other terms of the governing plan documents. A summary of these benefits has been sent to you under separate cover.

RELOCATION:  The Company will provide you with temporary housing, for up to one year from your start date, in the vicinity of Research Triangle Park, North Carolina until you are able to make permanent housing arrangements.  The Company will reimburse you for seller brokerage fees in connection with the sale of your primary residence in Austin, Texas, upon receipt of appropriate documentation and subject to applicable withholding taxes.  The Company will also pay or reimburse the actual and reasonable costs of moving you, your family, and household belongings from your current residence in Austin, Texas to the Research Triangle Park area, for expenses incurred within one year from your start date, in accordance with the terms of our Relocation Policy for New Hires, a copy of which has been provided to you under separate cover.  In addition, until the first anniversary of your start date or until your family's residence has been moved to North Carolina, whichever occurs first, the Company will reimburse you for the cost of round-trip, coach-fare airline tickets for up to one trip to Austin,

Texas every other week.  Reimbursement amounts will be paid promptly following submission of appropriate documentation evidencing payment, and will be subject to applicable withholding taxes.

PAID TIME OFF:  Initially, you will be eligible to accrue paid-time off (i.e., vacation) at the rate of three weeks annually, and your accrual rate will increase for each year of employment in accordance with the Company’s paid-time off policy.

CONFIDENTIALITY, INTELLECTUAL PROPERTY AND NON-COMPETITION AGREEMENT:  You will be required to sign the Company’s standard form of Employee Agreement Concerning Confidential Information, Intellectual Property and Non-Competition (“Employee Agreement”) on or before your first day of employment.  A copy of this agreement has been provided to you under separate cover.  This agreement obligates you, among other things, not to disclose confidential information of the Company without authorization, to assign to the Company rights in inventions or other intellectual property developed in the course of your employment, and not to engage in competition with the Company for a period of one year following any termination of your employment.  Neither this letter nor the Employee Agreement, however, constitutes a commitment by the Company to employ you for any specific term. Either you or the Company may terminate the employment relationship at any time, with or without cause or notice.

SEVERANCE AGREEMENT:  Concurrently with the commencement of your employment, you and the Company will enter into a Severance Agreement, a copy of which is enclosed. Pursuant to this agreement, in the event that the Company terminates your employment without “Cause” or you resign for “Good Reason” within twelve (12) months after a “Change in Control” (as such terms are defined in the Severance Agreement), you will receive: (i) continued payment of your base salary for twelve (12) months following your termination, (ii) accelerated vesting of all unvested equity awards, if any, and (iii) reimbursement of COBRA premiums paid by you to continue coverage under the Company’s medical plans for you and your eligible dependents for up to twelve (12) months following your termination, provided you elect to continue medical coverage in accordance with applicable law.  In addition, in the event that the Company terminates your employment without “Cause” or you resign for “Good Reason” in any other circumstance, you will receive: (i) continued payment of your base salary for twelve (12) months following your termination, and (ii) reimbursement of COBRA premiums paid by you to continue coverage under the Company’s medical plans for you and your eligible dependents for up to twelve (12) months following your termination, provided you elect to continue medical coverage in accordance with applicable law.  These severance payments, continued benefits, and accelerated vesting will be subject to applicable tax withholding and to (i) your signing and not revoking a separation agreement and release of claims in a mutually agreed form, and (ii) your signing and continuing to comply with non-compete, non-solicitation, and non-disparagement obligations during the twelve (12) months following termination of your employment.  In the event of inconsistency between the foregoing summary and the terms and conditions of the Severance Agreement, the Severance Agreement shall control.

CODES OF CONDUCT AND ETHICS:  At all times, you will be expected to observe the highest standards of ethical, personal, and professional conduct and to comply with the

Company’s Code of Conduct and the Code of Ethics for Senior Financial Officers, copies of which have been provided to you.  You will be required to sign a Certificate of Acknowledgment annually regarding the Code of Conduct and the Code of Ethics for Senior Financial Officers.

ABSENCE OF CONFLICTING OBLIGATIONS:  By accepting this offer, you are representing and promising to the Company that your employment with the Company will not breach any obligation you have to any prior employer or to another third party, whether pursuant to a non-competition or other agreement or applicable law.

CONDITIONS PRECEDENT:  As a condition of employment, you must also successfully complete a pre-employment drug screen in accordance with the Company’s policy.  In addition, on your first day of employment you will also be required to produce two forms of identification; one establishing your identity and one establishing your employment eligibility, as listed by the U.S. Department of Justice on its Employee Eligibility Verification Form.

If these employment terms are satisfactory to you, please indicate your acceptance by signing below and returning one copy of the signed offer letter to me.

John, we are looking forward to working with you and are confident that your skills and experience will make a significant contribution to Cree’s growth.

Sincerely,

/s/ Brenda F. Castonguay

Brenda F. Castonguay
Vice-President, Human Resources

AGREED TO BY:    /s/ John T. Kurtzweil              9/1/06
            John T. Kurtzweil                 Date